November 16, 2005


Mr. Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.
405 Lexington Avenue, 26th Floor
New York, NY 10174


	Re:	Avenue Group, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed May 20, 2005
		Response letter dated October 27, 2005
      File No. 000-30543


Dear Mr. Mochkin:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Estimates, page 23

1. In the proposed disclosure related to the Black-Scholes pricing model within your response to comment 1, you explain that there are inherent uncertainties related to the use of the model that are widely discussed in the press. As this is the case, focus your disclosure on the specific estimates and uncertainties experienced by you rather than on those inherent in the pricing model.

2. Your proposed disclosure related to the reasons the current estimates do not compare with past estimates is vague and does not explain to the reader what has changed and how this may impact future earnings. Please revise the disclosure to discuss the specific facts and circumstances that have changed, and the potential impact to you.

Note 2 - Summary of Significant Accounting Policies, page F-9

(G) Investment and Oil and Gas Operations, page F-10

3. Your response to previous comment 2 regarding your accounting policy for oil and gas operations states that you apply the provisions of SFAS 143 for dismantlement and abandonment cost. However, we are unable to locate the disclosures required by SFAS 143 paragraph 22. As such, please revise your document to include these disclosures.

4. We note your proposed disclosure related to DD&A recorded on the
Karakalise #1 well which explains that you produced a small quantity of hydrocarbons from the well, and recorded DD&A using a rough estimate of reserves you believe you will produce. SFAS 19 paragraph
35 requires unit-of-production amortization be computed on the basis of proved developed reserves rather than a rough estimate. Please revise your policy disclosure, and if necessary, the amounts recorded in the financial statements to be consistent with the requirements of
SFAS 19. Please also confirm that your reserves are in fact proved, as that term is defined in Regulation S-X, Rule 4-10 (a).
Finally,
revise the disclosure to explain where depreciation and amortization is presented on the face of the financial statements.

Note 3 - Investment in ROO Group, Inc., page F-14

5. In your table calculating the gain on disposition of Bickhams media, you show a value for the 4 million shares of ROO Media common stock received of $140,000.  This amount appears to be equated as
4
million shares times the market price, less a 50% discount. In your response to our previous comment 5, you indicated that you should have used the full quoted market price as the best estimate of market value for the ROO Media shares you own. As such, please revise your table and corresponding amounts in the financial statements to reflect the full market value of the shares received in conjunction with the sale of Bickhams Media, or explain to us why you believe it is appropriate to apply a 50% discount in recording the transaction.






Note 9 - Capitalization, page F-18

(B) Common Stock, page F-18

6. Your proposed disclosure related to the decline in value of your investment in Langley Park Investment Trust did not include a detailed explanation of the purpose, underlying economics, and your relationship with the Langley Park Investment Trust. Nor did it include the reasons for the decline in value of Langley stock that caused you to take an impairment charge of approximately $9.4 million, representing an 85 percent decline in value, against your investment less than six months from its origination. As such, please revise your proposed disclosure to include the above discussion points, as well as your overall ownership percentage of Langley Park Investment Trust.

7. We note your response to comment 7 related to the Langley shares held in escrow. Please explain to us how you evaluated the provisions of SFAS 133 in determining the appropriate accounting for this agreement. If necessary, please contact us regarding the treatment of the shares held in escrow.


Engineering Comments

Risk Factors, page 2

8. Regarding response number 10, it does not appear that any of your
management has technical training or expertise in the areas of
petroleum engineering or geology.    Amend your document to
provide a
risk factor stating this risk and the impact it may have on your results.

The Company, page 7

9. Regarding your response number 11, if the information available is too limited to declare proved reserves, it is inappropriate to state that you believe your well will be commercial. Amend your document to state that you are working to obtain additional data in order to make a determination whether the well contains proved reserves.
In
addition, be advised that in order to declare proved reserves, you must have access to a market.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Levi Mochkin
Avenue Group, Inc.
November 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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